 Exhibit 99.1

AI for All: PowerBank Corporation Comments on Canada’s AI Strategy, Highlighting Alignment with Its Energy Infrastructure and Modular Data Center Vision

Federal Strategy Identifies Energy as a Priority Sector for AI Adoption; PowerBank’s June 1 Strategic Announcement Positions the Company to Help Meet Growing Demand for Power in the Digital Economy

TORONTO, Ontario, June 8, 2026 — PowerBank Corporation (NASDAQ: PBK; Cboe CA: PBK; FSE: 103) (“PowerBank” or the “Company”), a vertically integrated independent North American energy company, today commented on the Government of Canada’s AI for All national artificial intelligence strategy, recently announced by Prime Minister Mark Carney in Toronto.

The federal strategy, launched June 4, 2026, targets an additional $200 billion of economic growth and 250,000 new AI-related jobs over the next five years, with a goal of increasing AI adoption across Canadian businesses from approximately 12% today to 60% by 2034. The strategy explicitly identifies energy and natural resources as one of the priority sectors that would benefit from strategic investment for commercial success and sovereign resilience.

In addition to priority sectors, the strategy introduces 6 pillars. PowerBank’s work aligns closely with both Pillar 3: Powering AI Adoption for Shared Prosperity, and Pillar 4: Building the Canadian Sovereign AI Foundation. Within Pillar 3, the Company’s collaboration with Intellistake Technologies Corp. (CSE: ISTK) (“Intellistake”) demonstrates the strategic use of enterprise AI to accelerate the business as a Canadian SME. Within Pillar 4, PowerBank views the discussion on sustainable power and sovereignty as consistent with its own strategic announcement on June 1, 2026, in which the Company positioned AI compute infrastructure and modular data center development as a core strategic vertical, alongside its existing solar and battery energy storage platform.

As noted in that announcement, hyperscale AI data centers are expected to become among the largest consumers of power in history, placing significant strain on electricity grids across North America. PowerBank’s development pipeline of over one gigawatt across Canada and the United States positions the Company to potentially provide on-site, reliable power generation for AI and digital operations at a time of unprecedented demand.

The federal strategy also includes plans to build a world-leading public AI supercomputing infrastructure as part of a sovereign Canadian AI foundation, encompassing compute, cloud, connectivity, data, and talent, so Canadian researchers, businesses, and public institutions can develop and deploy AI on Canadian terms. The Company believes that buildout will require meaningful investment in energy infrastructure across the country.

PowerBank’s Enterprise AI Deployment

PowerBank has also been developing and deploying AI tools internally for its own business operations. Since July 2025, the Company has been working with Intellistake whose IntelliScope platform is an enterprise AI suite designed to integrate AI agents into structured business workflows. Following approximately three months of closed beta testing that began in November 2025, PowerBank signed two deployment contracts with Intellistake in February 2026. The first deliverable, a public-facing AI communications agent providing investors, analysts, and other market participants with structured, auditable access to PowerBank’s disclosures, went live on the Company’s corporate website on April 8, 2026. The second, IntelliScope’s internal business intelligence platform, was deployed in May 2026 onto dedicated sovereign AI infrastructure hosted outside the jurisdictional reach of major U.S. cloud providers and powered by 100% renewable energy. IntelliScope’s first application is configured for PowerBank’s U.S. renewable energy development operations, providing analytical support for site identification, grant eligibility assessment, and regulatory monitoring across the Company’s one-gigawatt-plus development pipeline. The Company views this work as a practical demonstration of the federal government’s stated objective of helping Canadian businesses in the energy sector adopt AI to raise productivity and improve decision-making.

“The strategic announcement from Prime Minister Carney reinforces what we stated last week: the AI economy runs on power, and Canada is making a deliberate national commitment to participate in it,” said Dr. Richard Lu, Chief Executive Officer of PowerBank. “The federal strategy names energy as a priority sector for AI adoption, and it is directing substantial resources toward the compute and digital infrastructure that will define Canada’s economic competitiveness for decades. PowerBank has spent years developing exactly the kind of grid-connected, distributed energy infrastructure that this moment calls for. We believe our existing pipeline, our development expertise, and our focus on behind-the-meter power solutions align directly with the infrastructure needs that Canada’s AI ambitions will create.”

There are several risks associated with the development of any data center. PowerBank is expanding into the data center industry but it does not currently have any data center projects under development or that it has secured rights to. It is in discussions with various other parties regarding potential data center opportunities and will provide details in a future news release if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable, resilient, and behind-the-meter power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the projects mentioned in this news release; the receipt of interconnection approval, permits and financing to be able to construct the projects; the receipt of incentives for the projects; the Company’s plans to add AI compute infrastructure and modular data centers; the Company’s plan to provide energy and battery storage solutions for AI data centers; the Company’s planned use of AI software and its potential benefits for the Company; the suitability of solar and BESS sites to host a modular data center; potential revenues; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation